CHINA CERAMICS CO., LTD.

CORPORATE PRESENTATION
June 15, 2010


China Ceramics Co., Ltd.
WWW.CCERAMICS.COM



Safe Harbor Statement

This presentation contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company's filings with the Securities & Exchange Commission.

The forward-looking statements contained in this presentation are made only as of June 15, 2010, and China Ceramics is under no obligation to revise or update these forward-looking statements.

To supplement its financial results presented in accordance with IFRS-GAAP management will make reference to certain adjusted financial measures which the Company believes provides meaningful additional information to understand the Company's operating performance. A table reconciling non-GAAP measures to the nearest GAAP equivalent can be found at the end of this presentation.

Equity Snapshot

OTCBB Listed:	CCLTF.OB
Share Price (06/04/2010):	$6.18
52 Week Range:	$5.45-$10.01
Market Cap:	$62.8 Million
Shares Outstanding (03/31/2010):	10.16 Million(2)(3)
Average Volume (3 Months):	5,852
Net Cash (3/31/2009):	$6.1 Million
Revenue (TTM)	$130.9 Million(4)
Non-GAAP Net Income (TTM):	$28.3 Million(1)(4)
2010E P/E (@ $6.18):	2.4x

Note:

(1) Non-GAAP Net Income excluding merger costs of $3.9 million incurred in Success Winner Limited's recapitalization. (2) As of May 28, 2010, after giving effect to the repurchase of 996,051 warrants, there were 14,553,949 warrants (OTCBB: CCLWF.OB) with an exercise price of $7.50 outstanding. (3) Approximately 1.2 million shares held in escrow were released in May 2010 as the Company met its 2009 earn-out target. Approximately 7.0 million shares are currently held in escrow for release in future periods (as explained in slide 20). (4) The Company's financial positions and operating results as of and for the years ended December 31, 2006, 2007, 2008 and 2009 have been audited. The financial figures for any other periods, including any interim periods, have not been subjected to an audit.



Company Overview

China Ceramics is a leading manufacturer of ceramic tiles used for exterior siding and for interior flooring in residential and commercial buildings.

- Founded as Jinjiang Hengda Ceramics in 1993, based in Jinjiang, Fujian Province, China
- Produces five different types of ceramic tiles and over 2,000 color and size combinations, sold under "Hengda" or "HD" trademark
- About 94% of production is sold in China and 6% is exported to Japan, Russia, Eastern Europe, South Korea, United Kingdom, Australia, Thailand, Spain, Turkey and Egypt
- Acquired a new production facility in Gaoan, China in January 2010
  - Total cost of approximately $39.7 million
  - The acquisition was financed with $26.9 million of cash (on hand and from the SPAC) and $8.8 million of debt at 5.3% interest
  - As of May 2010, China Ceramics has spent an additional $4 million and completed the 1st phase of the facility
  - One of only two PRC based members of the "Drafting Committee of the Ceramic Industrial Standard Association" for the exterior wall ceramic tile industry


Jinjiang
(Corp HQ)
Gaoan
(New facility)



Investment Highlights

Profitable and Rapidly Growing Business	• From 2007 through 2009 China Ceramics achieved: • Revenue compounded annual growth rate (CAGR) of 22.8% • Non-GAAP Net Income (excluding Merger Costs) CAGR of 17.1% • Pre-tax income CAGR of 19.5% (1)
Leading Position in the Ceramics Tile Market in China	• Strong brand • Large and loyal customer base • Commitment to quality, research and development and innovation
Large and Rapidly Growing Market Opportunity	• Urbanization trend in China is expected to benefit construction industry for many years to come • The Chinese construction materials market is forecast to grow at 8.7% p.a. through 2013 (2)
Aggressive Growth Strategy	• New state-of-the-art production facility in Gaoan acquired in January 2010 expands capacity by 10 million sq. meters, an increase of 33% • New plant is expected to reach capacity of 42 million sq. meters by the end of 2011, expanding total capacity by 150% to 70 million sq. meters • Assuming China Ceramics achieves all of its earn-out targets, the net Income CAGR from 2009 to 2011 would be 35.3%
Attractive Valuation	• China Ceramics currently trades at a multiple of only 2.4x estimated earnings for fiscal year 2010

(1) The tax rate was 12.0% in 2007 and 12.5% in 2008 and 25% in 2009. The Company expects a 25% tax rate going forward.
(2) Source: Datamonitor



Superior Products

Porcelain
79.4% of 2009 Revenue



- Stronger and harder than other types of ceramic tiles
- Color is the same throughout
- Wear-resistant and absorb less water than other types of tiles

Glazed
10.0% of 2009 Revenue



- Glossy finish and colored patterns may be added to the tiles
- Glaze does not go beyond the surface
- Easier to clean

Glazed Porcelain
3.9% of 2009 Revenue



- Combines the advantages of porcelain tiles and glazed tiles
- Tiles have a porcelain body with a stain-proof and glossy finish

Rustic
5.0% of 2009 Revenue



- New product introduced in 2007
- Are also used for interior walls and flooring in addition to exterior walls
- Aesthetically appealing with greater versatility in their design

Ultra Thin
1.7% of 2009 Revenue



- New product introduced in 2008
- Only 4.0mm thick and uses less raw materials
- Able to retain heat during winter and keep buildings cool during summer

- Over two-thousand different combinations of products, colors and sizes manufactured
- The largest sized tiles measure 600 mm by 600 mm (23.6 x 23.6 inches)
- Awarded "Chinese Well-Known Mark" in 2005 and "China Building Ceramic Well-Known Brand" in 2008

Established and Loyal Customer Base

Current Distribution Network

- Products are sold directly to a network of 37 exclusive distributors and to large real estate developers; 9 of the top 10 customers in 2009 have worked with Hengda for over 10 years, the other for 4 years
- Top 10 clients represented only 43.0% of sales in 2009
- Exposure to the Tier-1 cities (Beijing, Shanghai, Guangzhou and Shenzhen) was approximately 9.7% of revenue in the first quarter of 2010
- Historically sold internationally to; Japan, Korea, Philippines, Mongolia, Russia, Italy, United Kingdom, Turkey, Australia, Saudi Arabia, Dubai, Israel, Jordan and Iraq through PRC trading companies



Current China
Distribution Network

Distribution Strategy

- Expand distribution network to cover regions in PRC without a presence or to strengthen presence and enter more global markets
- Strengthen strategic relationships with large real estate developers (such as China Resources Land Limited, Vanke and Evergrande) and enter into exclusive ceramic tile provider contracts

Selected Hengda Projects

Semi-detached dwellings



Project: Chengdu Kanjun Garden
Project Size: 210,000 sq. meters



Project: Hangzhou Redbud Garden
Project Size: 53,000 sq. meters

Multi-unit dwelling



Project: China Resources Land Limited Lanxi Town
Project Size: 100,000 sq. meters



Project: Xiamen Blue Gulf Peninsula
Project Size: 133,000 sq. meters

Commercial



Project: The 11th National Games Village
Project Size: 95,000 sq. meters



Project: Shenyang Institute of Aeronautical Engineering
Project Size: 97,000 sq. meters

Advanced Manufacturing Equipment and Technology

Jinjiang Facility

Founded: 1993




团结拼搏 求实创新

- Capacity of 28 million sq. meters
- 9 manufacturing lines; 1,692 employees
- Currently operating at 100% capacity
- Production lines are fully automated
- Over $3 million invested in 2006 – 08 to upgrade production lines and improve efficiency
- Upgrade enabled energy savings of over 20% through recovery and recycling of waste water, waste dust, exhaust gas and kiln after-heat

Gaoan Facility

January 2010





- Closed acquisition in January 2010
- Capacity of 42 million sq. meters expected by end of 2011
- 12 new manufacturing lines
  - 3 lines currently running at full capacity
  - 4 additional lines expected to be operational in 2010 with planned CAPEX of $20 million
  - 5 additional lines expected to be operational in 2011 with planned CAPEX of $20 million

Automated Production Lines

Raw Materials Inspection



- Inspect physical properties and chemical composition to ensure that materials meet rigorous quality standards

Mixing and Grinding



- Clay and coloring materials are mixed in a specific proportion and ground
- Mixture is filtered to form a slurry to a specific density and flow speed

Spray Drying



- Water extracted from slurry after stabilized
- Powder of standardized size and specific moisture content is created

Molding



- Powder is compress into tiles based on specifications
- Equipment manufactured by Sacmi of Italy and Laeis of Germany

Glazing



- Carefully controlled glazing concentration is applied using QC processes to minimize chromatic aberration and variation

Firing


团结拼搏 求实创新

- Tiles are fired in computer controlled kilns at over 1000°C
- Kilns manufactured by Hansoful of Germany

Macro- Economic Policies Benefit the Construction Industry

- The building materials industry benefits directly from PRC central government's 4 trillion stimulus plan and China's continuous urbanization.

PRC central government's 4 trillion stimulus plan



Affordable Housing 10%
Livelihood Project & Infastructure 9%
Infrastructure Construction & Power Grid 38%
Healthcare Education 4%
Environmental Projects 5%
R&D 9%
Post Earthquake Reconstruction 25%

- The Central & Province governmental policies, such as investing RMB900 billion in Affordable Housing, further promotes the growth of the construction and construction material industries

Significant growth potential

- 40 billion square meters of floor space will be built - in five million buildings by 2025
- 1 billion people will live in China's cities by 2030
- 350 million people will be added to China's urban population by 2025 - more than the population of U.S. today
- 221 Chinese cities will have more than one million people living in them by 2025 - Europe has 35 today
- GDP expected to rise 5-fold by 2025

Source: McKinsey Global Institute, March 2009
China Sate Council, November 2008

Urbanization Trend in China Continues to Benefit Construction Industry

- The rapid urbanization, population growth and rising standard of living are fueling demand for building materials

Urbanization Trend in China



650
600
550
500
450
400
million
48%
46%
44%
42%
40%
38%
36%
34%
32%
30%
36.1%
37.7%
39.1%
40.5%
41.8%
43.0%
43.9%
44.9%
45.7%
2000
2001
2002
2003
2004
2005
2006
2007
2008
Urban Population
Urbanization Rate

% of Population Urbanized by Country

Indonesia	Malaysia	Russia	US	UK
50.3%	69.4%	72.9%	81.4%	89.9%

Growing Urban Per Capita Living Space in China



30
25
20
15
10
5
0
sq.m
1980
1990
2000
2005

Growing Population in China



1.4
1.3
1.2
1.1
1.0
billion
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
2000
2005
2010E
Population
% Growth

Source: National Bureau of Statistics of China: 2009 International Statistical Yearbook
National Bureau of Statistics of China: China Statistical Yearbook 2008;
Institute of Quantitative & Technical Economics, Chinese Academy of Social Sciences: Development Report 2008
McKinsey Global Institute, March 2009

Continued Growth in China's Housing & Construction Materials

- The Chinese construction material market is forecasted to grow with a CAGR of 8.7% through 2013 reaching a value of $323.9 billion
- Growth in the New Construction market in China resumed in March 2009 after slowing down in the beginning of 2009


China Construction Materials Market Value Forecast:
$ billion, 2006-2013
CAGR
8.7%
billion
350
300
250
200
150
100
2006 2007 2008 2009E 2010E 2011E 2012E 2013E
$ billion


China's Fixed Asset Investment by type of Construction:
$ billion, 5/2008 – 6/2009
billion
180
160
140
120
100
80
60
40
20
0
May/08 Jun/08 Jul/08 Aug/08 Sep/08 Oct/08 Nov/08 Dec/08 Feb/09 1 Mar/09 Apr/09 May/09 Jun/09
New Construction
Expansion
Reconstruction

Notes:
1.February figures are for the combined periods of January and February

Source: Datamonitor, May 2009
Euromonitor, Monthly economic review of the Chinese economy: August 2009 update

Competitive Landscape

The ceramic tile market in China is fragmented.

The ceramic tile manufacturing industry in China is centralized in four locations:

- Foshan, Zibo & Linyi and Jiajiang are known for specializing in manufacturing interior wall and floor ceramic tiles
- Jinjiang specializes in the exterior wall ceramic tile manufacturing due to the unique clay composition in Dehua county

Competitors include:

- Guangdong White Rabbit Ceramics
- Guangdong New Pearl Ceramics
- Foshan Shiwan Yulong Ceramics Co., Ltd.
- Jiangxi Apollo Ceramics Co., Ltd.
- Jinjiang Haoyuan Ceramics Co., Ltd.
- Jinjiang Wanli Ceramics Co., Ltd.
- Jinjiang Tengda Ceramics Co., Ltd.
- Jinjiang Haoshan Construction Materials Co., Ltd.



Zibo & Linyi
Jiajiang
Jinjiang
Gaoan
Foshan
Dehua

Source: National Bureau of Statistics of China
China Ceramic Industry Report, 2006 – 2007

Competitive Strengths

Consistent track record of execution driving revenue and net profit growth.

- Well recognized "HD" and "Hengda" brands were awarded the coveted "Chinese Well-Known Mark" award by the Central Government
- Continuous focus on R&D to sustain competitive edge
  - Granted 33 design patents and 4 utility patents in China
  - Development of ultra-thin tile products and a new generation of lightweight ceramic tiles which are lighter than water and have better insulation properties than existing products
- Focus on Quality Control from raw materials to manufacturing to post sales service and customer support
- Extensive distributor network and long term customer relationships where 9 of Hengda's top 10 customers in 2009 have been purchasing from the company for over 10 years each
- Experienced management team, led by the founder who has over 20 years of experience in the ceramic tile industry



Growth Strategy

- Gradually expand capacity at the Gaoan plant to reach target of 42 million sq. meters by end of 2011
- Broaden distribution network
- Evaluate opportunities to increase exports
- Evaluate selective acquisition opportunities that can broaden product line, expand customer base and penetrate new geographic regions



Three Year China Ceramics Management Forecast

In US$ '000	2010	2011	2012
Net Sales	$152,985	$194,543	$262,366
COGS	106,238	132,385	173,482
Gross Profit	$46,747	$62,158	$88,884
Expenses	3,979	4,788	6,109
Operating Income	$42,768	$57,370	$82,775
Other Income (Loss)	536	682	920
Income Before Taxes	$43,304	$58,052	$83,695
Income Taxes	11,924	14,513	20,924
Net Income	$31,380	$43,539	$62,771
EBITDA	$48,238	$64,330	$90,737
Revenue Growth	21%	27%	35%
Net Income Growth	32%	39%	44%
EBITDA Growth	36%	33%	41%
Gross Profit Margin	31%	32%	34%
Operating Income Margin	28%	29%	32%

Assumptions:

- Sales of 39.0, 47.0, and 60.0 million sq.m from 2010-2012 respectively
- Sales price per sq.m growing 4% year over year starting in 2010
- COGS per sq.m growing 3% year over year starting in 2010
- $1 million per year expense starting in 2010 related to being a public company
- Capital expenditures of approx $20 million in 2010 to install 4 lines and $20 million in 2011 to install 5 lines at the Gaoan facility

Source: China Ceramics management
Note: All figures converted at 6.85 RMB/US$



Strong Track Record of Growth



Revenue (million)
CAGR=22.8%
$150.0
$100.0
$50.0
$0.0
$81.1
$105.9
$122.2
YOY increase = 34.5%
$24.9
$33.5
2007
2008
2009
2009Q1
2010Q1



Net Income (million)
CAGR=17.1%
$30.0
$20.0
$10.0
$0.0
$19.1
$23.7
$26.2 (1)
YOY increase = 43.5%
$4.6
$6.6
2007
2008
2009
2009Q1
2010Q1



Pre-tax Income (million) (2)
CAGR=19.5%
$40.0
$30.0
$20.0
$10.0
$0.0
$21.7
$27.2
$31.0
YOY increase = 45.9%
$6.1
$8.9
2007
2008
2009
2009Q1
2010Q1

Recent Performance [3]

- Revenue for Q1 2010 was USD 33.5 million) up 34.5% from the first quarter of 2009
- Net income for Q1 2010 was USD 6.6 million, up 43.5% from the first quarter of 2009
- Pre-tax income for Q1 2010 was USD 8.9 million, up 45.9% from the first quarter of 2009

Notes:

(1) 2009 non-GAAP net income excludes the merger costs incurred in Success Winner's reverse recapitalization of USD 3.9 million

(2) The tax rate was 12.0% in 2007 and 12.5% in 2008 and 25% in 2009. The Company expects a 25% tax rate going forward.

(3) The Company's financial positions and operating results as of and for the years ended December 31, 2006, 2007, 2008 and 2009 have been audited. The financial figures for any other periods, including any interim periods, have not been subjected to an audit.



Summary Balance Sheet

In 000's of USD	31-Dec-09	31-Mar-10
Cash	21,957	19,289
Accounts Receivable	39,613	41,469
Inventory	16,770	21,115
Other Current Assets	21,832	874
Non-current Assets	9,411	43,963
Total Assets	109,583	126,710
Accounts Payable	18,465	22,542
Short-term Borrowing	3,876	8,046
Long-term Borrowing	-	5,120
Other Current Liabilities	13,366	10,336
Non-current Liabilities	-	5,278
Total Liabilities	35,707	46,202
Total Shareholders' Equity	73,876	80,508
Total Liabilities and Shareholders' Equity	**109,583**	**126,710**

Notes: Figures converted at 6.8372 RMB/USD at 2009-12-31 and 6.8361 RMB/USD at 2010-3-31

Transaction with China Holdings Overview

- On November 20, 2009, China Holdings (CHAC, a SPAC), through BVI located intermediary entities, acquired 100% of the equity shares of Jinjiang Hengda Ceramics Co., Ltd ("Hengda")
  - China Holdings re-domiciled as a BVI based company and the combined entity is called China Ceramics Co., Ltd.
- 5,743,320 ordinary shares of China Ceramics were issued to Hengda at closing
  - Initial equity transaction value of $56.2 million assuming a redemption value of the SPAC at $9.79 per share
  - No cash consideration
- 6,971,636 shares of China Ceramics are held in escrow and will be released subject to China Ceramics achieving year over year growth targets and/or share price targets based on the schedule below (the Company exceeded its 2009 earn-out target and 1,214,127 shares were released)

Financial Metric in the Fiscal Year	Earn-out Range		Implied Growth(1)	Shares Released per $ of Growth	Maximum Shares Released
	Min	Max			
2009 Net Income Before Tax (released in May 2010)	$28.0	$31.7	13.2%	0.3284	1,214,127
2010 Net Income After Tax	$23.8	$31.4	32.0%	0.2359	1,794,800
2011 Net Income After Tax	$31.4	$43.5	38.7%	0.1790	2,176,836
Stock price targets by April, 30 2012				Price of $20	2,000,000
for any 20 trading days in a 30 day trading period				Price of $25	1,000,000

(1) Year over Year growth of max benchmark after tax

  - For example, for every dollar of 2010 Net Income above $23.8 million, China Ceramics will issue 0.2359 China Ceramics shares up to a maximum of 1,794,800 shares.
- Lock-Up Agreement: except for 537,010 shares that will be released after 6 months, all other shares (including Founders 1.25 million shares) are locked up for 12 months



Attractive Valuation

Assumes a $6.50 Share Price

in millions except for share price		2009	2010	2011
Net Income Targets for Contingent Shares [1]		$26.2	$31.4	$43.5
Founders	1,250,000	1,250,000	1,250,000	1,250,000
Public	1,956,851	1,956,851	1,956,851	1,956,851
Warrants	0	0	0	0
Hengda	5,743,320	5,743,320	5,743,320	5,743,320
Hengda Incentive 09 (released in May 2010)		1,214,127	1,214,127	1,214,127
Hengda Incentive '10			1,794,800	1,794,800
Hengda Incentive '11				2,176,836
Fully Diluted Shares [2]	8,950,171	10,164,298	11,959,098	14,135,934
Fully Diluted Shares (in mm's)		10.164	11.959	14.136
Fully Diluted Earnings Per Share (EPS)		$2.58	$2.62	$3.08
EPS Growth Rate [3]			1.8%	17.4%
P/E Ratio		2.5x	2.5x	2.1x

Assumes a $10.00 Share Price

in millions except for share price	2009	2010	2011
Fully Diluted Shares (in mm's) [2]	13.803	15.598	17.774
Fully Diluted Earnings Per Share (EPS)	$1.72	$2.01	$2.45
EPS Growth Rate [3]		16.8%	21.8%
P/E Ratio	5.8x	5.0x	4.1x

Assumes a $14.25 Share Price

in millions except for share price	2009	2010	2011
Fully Diluted Shares (in mm's) [2]	17.058	18.853	21.030
Fully Diluted Earnings Per Share (EPS)	$1.39	$1.66	$2.07
EPS Growth Rate [3]		19.4%	24.4%
P/E Ratio	10.2x	8.6x	6.9x

Notes:

1. 2009 is Non-GAAP Net Income Excluding Merger Costs.
2. Assumes treasury method for 14,553,949 warrants outstanding, $7.50 strike price and callable at $14.25.
3. The EPA growth rates are based on Non-GAAP results.

Senior Management Team

Huang Jia Dong
Chief Executive Officer

- Founded Jinjiang Hengda Ceramics Co., Ltd. in 1993
- 20 years of experience in the ceramic tile industry
- Vice chairman of Fujian Province Ceramic Industry Association

Hen Man Edmund
Chief Financial Officer

- Joined in August 2008
- Former CFO of a Sichuan switchgear manufacturer
- Accountant of HK listed Dickson Concepts (International) Ltd. from 2002 to 2005
- Auditor at Deloitte Touche Tohmatsu
- Bachelor Degree from University of East Anglia, United Kingdom
- Associate member of Institute of Chartered Accountants in England and Wales and Hong Kong Institute of Certified Public Accountants

Su Pei Zhi
Sales Deputy GM and Director

- Joined in 1993 as Sales Vice General Manager
- Head of Sales and Marketing

Su Wei Feng
General legal counsel and Secretary of the Company

- Joined in March 2007 as General legal counsel and Secretary for the Company
- Lawyer at Fujian Minrong Law Firm from 2005 to 2007
- Graduated from the School of Law of Xiamen University



Board of Directors

Paul K. Kelly
Non-Executive Chairman

- Founder, President and CEO of Knox & Co. and Peers & Co., both international financial advisory firms focused on Asia; over 200 cross-border M&A transactions completed
- Chairman and CEO of the Westgate Group, Inc., a strategic advisory firm focusing upon cross-border business opportunities for clients, with an emphasis on China and Asia

Cheng Yan Davis

- Vice Dean of International Programs and Development at UPenn GSE
- Advised at the highest levels of business, education and government agencies in China

Ding Wei Dong

- Over 40 years of experience in the building materials industry
- 1997 to 2008 President of China Building Ceramics and Sanitaryware Industry Association
- Graduated from Nanjing University of Science and Technology

Bill Stulginsky
Audit Committee Chairman

- Over 36 years of experience public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years before his retirement in September 2009
- Also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman)

Summary

China's urbanization trend expected to drive long-term demand for construction materials

Aggressive production capacity expansion to capitalize on growing market demand

Profitable and rapidly growing business

Commitment to manufacturing technology, R&D and quality control

Leading position with established and loyal customer base

Attractive valuation as compared to public company peers

Target revenue in 2012 is $276.2 million and target net income is $62.8 million

Non-GAAP Reconciliation Table

Reconciliation of GAAP to Non-GAAP (3) Year ended December 31, 2009						
	GAAP	Merger Costs(1)	Non-GAAP	GAAP(2)	Merger Costs(1,2)	Non-GAAP(2)
	RMB'000	RMB'000	RMB'000	USD'000	USD'000	USD'000
Income before tax	212,148	26,429	238,577	31,012	3,863	34,875
Net income	152,861	26,429	179,290	22,345	3,863	26,208
EPS-Basic	24.47		28.70	3.58		4.20
EPS-Diluted	23.65		27.74	3.46		4.06

Notes:

(1). Merger costs incurred in Success Winner Limited's reverse recapitalization activity.

(2). All figures converted at 6.8372 RMB/US$.

(3). The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics' operating results in a manner that is focused on the performance of its ongoing operations and excludes the one-time costs incurred for the Success Winner recapitalization ("Merger Costs").

Contact Information

China Ceramics Co. Ltd.

Mr. Edmund Hen, CFO
Email: info@cceramics.com

CCG Investor Relations:

Mr. Ed Job, CFA
Phone: +86-21-3133-5075
Email: ed.job@ccgir.com
Mr. Bryan Blake, Sr. MI Executive
Phone: +1-646-833-3416
Email: bryan.blake@ccgir.com

SEC Attorney

Loeb & Loeb
Phone:+1(212) 407-4000

Auditors

Grant Thornton PRC
Tel: +86-21-2322-0200

CHINA CERAMICS CO., LTD.

Thank you


China Ceramics Co., Ltd.
WWW.CCERAMICS.COM